THE NEEDLE CAPITAL CORP.

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
THE NEEDLE CAPITAL CORP.

TO BE HELD ON FRIDAY APRIL 13, 2018

DATED March 9, 2018

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult your financial, legal, tax or other professional advisor.

THE NEEDLE CAPITAL CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on FRIDAY, APRIL 13, 2018

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of The Needle Capital Corp. (“Needle” or the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, at 1900, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, at 10:00 a.m. (Calgary time) on Friday, April 13, 2018, for the following purposes:

1.

to receive and consider the audited annual financial statements of the Corporation for the financial year ended June 30, 2017, together with the notes thereto and the report of the independent auditors thereon;

2.	to fix the number of directors to be elected at the Meeting at three (3);

3.	to elect the board of directors of the Corporation (the “Board”) to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed;

4.

to elect, conditional upon, and effective as of the Completion of a Qualifying Transaction (as such term is defined in TSX Venture Exchange Policy 2.4 – Capital Pool Companies) with The Flowr Corporation, David Towill, Lyle Oberg, Thomas Flow, Anthony Giorgi, David Miller and Steve Klein to the Board to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed;

5.	to re-appoint MNP LLP of Calgary, Chartered Accountants, Alberta as auditors of the Corporation for the ensuing year at such remuneration as may be fixed by the Board;

6.

to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying management information circular prepared for the purposes of the Meeting (“Information Circular”) approving the Corporation’s stock option plan;

7.

to consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, authorizing the change of name of the Corporation to “The Flowr Corporation” or such other name as the Board, in their sole discretion and subject to applicable regulatory approval, determines to be appropriate;

8.

to consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving an amendment to the articles of incorporation of the Corporation to consolidate the issued and outstanding Common Shares on the basis of one (1) post- consolidation Common Share for up to every thirty (30) pre-consolidation Common Shares;

9.

to consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving the continuance of the Corporation from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) and the adoption of a new general by-law; and

10.	to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the Information Circular of the Corporation accompanying this Notice of Annual and Special Meeting.

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is March 9, 2018 (the “Record Date”).

i

If you are unable to attend the Meeting in person we request that you date, sign and return the enclosed form of proxy to The Needle Capital Corp.’s transfer agent, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, Attention: Proxy Department, in the enclosed self-addressed envelope not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment of the Meeting.

If you are a non-registered holder of Common Shares and have received these materials from your broker or another intermediary, please complete and return the voting instruction form or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Common Shares not being eligible to be voted at the Meeting.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Annual and Special Meeting. Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

DATED this March 9, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF THE
NEEDLE CAPITAL CORP.

(signed) “Daniel Lanskey”

Daniel Lanskey
President, CEO, CFO and Secretary-Treasurer
The Needle Capital Corp.

ii

THE NEEDLE CAPITAL CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, APRIL 13, 2018

MANAGEMENT INFORMATION CIRCULAR

GENERAL

This management information circular (the “Information Circular”) is furnished to holders (“Shareholders”) of common shares (“Common Shares”) of The Needle Capital Corp. (the “Corporation”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual and special meeting (the “Meeting”) of Shareholders to be held at the offices of Borden Ladner Gervais LLP, at 1900, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, at 10:00 a.m. (Calgary time) on Friday, April 13, 2018, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting (the “Notice of Meeting”).

The information contained herein is given as of March 9, 2018, except where otherwise indicated. Enclosed herewith is a form of proxy for use at the Meeting. Each Shareholder who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold Common Shares through a broker, investment dealer, bank, trust company, nominee or other intermediary (collectively, an “Intermediary”), you should contact your Intermediary for instructions and assistance in voting and surrendering the Common Shares that you beneficially own.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation of both the form of proxy and this Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

This Information Circular and other proxy-related materials are not being sent to registered or beneficial owners using the Notice-and-Access procedures contained in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Corporation has determined not to deliver the proxy solicitation materials directly to the non-objecting Beneficial Shareholders (“NOBOs”).

The Corporation does not intend to pay for intermediaries to deliver proxy-related materials or Form 54-101F7 – Request for Voting Instructions Made by Intermediary to the objecting beneficial owners of Common Shares (“OBOs”) and as such, OBOs will not receive such materials unless their intermediary assumes the costs thereof (OBOS and NOBOs are herein collectively referred to as the “Non-Registered Shareholders”). See also “Proxy Related Information – Advice to Non-Registered Shareholders” in this Information Circular.

The Corporation will not be providing the Notice of Meeting, the Information Circular or the form of proxy to registered Shareholders or Non-Registered Shareholders through the use of notice-and-access, as such term is defined in NI 54-101.

PROXY RELATED INFORMATION

Appointment and Revocation of Proxies

Those Shareholders desiring to be represented at the Meeting by proxy must complete and deposit their proper form of proxy to the Corporation’s transfer agent, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, Attention: Proxy Department (the “Transfer Agent”), in the enclosed self-addressed envelope. In order to be valid, proxies must be received by the Transfer Agent at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays in Alberta, prior to the Meeting or any adjournment thereof. A proxy must be executed by the Shareholder or by his duly appointed attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment or postponement of the Meeting.

Registered Shareholders may also use the internet (www.voteproxyonline.com) to vote their Common Shares. Shareholders will be prompted to enter the control number which is located on the form of proxy when voting by the internet. Votes by the internet must be received not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) prior to the time of the Meeting or any adjournment or postponement thereof. The internet may also be used to appoint a proxyholder to attend and vote at the Meeting on the Shareholder’s behalf and to convey a Shareholder’s voting instructions.

The Corporation may refuse to recognize any instrument of proxy deposited in writing or by the internet received later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) prior to the Meeting or any adjournment or postponement thereof.

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation and each is a management designee (collectively, the “Management Designees”). Management Designees will vote in favour of the matters specified in the Notice of Meeting and all other matters proposed by management at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person, who need not be a Shareholder, to represent him/her or it at the Meeting other than the Management Designees. A Shareholder may exercise this right by inserting the name of the desired representative in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, depositing the completed proxy to the Transfer Agent, at the place and within the time specified above for the deposit of proxies.

Revocability of Proxy

A Shareholder who has given a proxy has the power to revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing signed by the Shareholder or by the Shareholder’s attorney authorized in writing, and either delivered to the Transfer Agent at the place specified above at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

Advice to Beneficial Holders of Common Shares

The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their shares in their own name, referred to in this Information Circular as “Beneficial Shareholders”, are advised that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Voting by Internet

Registered Shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Please vote, sign, date and return the enclosed proxy in the envelope provided to TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1 or fax:(416) 595-9593 so that it arrives no later than 48 hours, excluding Saturdays, Sundays and holidays prior to the time of the Meeting.

You may also cast your vote by internet at www.voteproxyonline.com by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 48 hours, excluding Saturdays, Sundays and holidays prior to the time of the Meeting.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record, unless specifically stated otherwise.

Exercise of Discretion with Respect to Proxies

The Common Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of any such direction, such shares will be voted IN FAVOUR of the matters set forth in the Notice of Meeting and in this Information Circular.

If any amendment or variation to matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Information Circular, the management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Rights

The authorized share capital of the Corporation consists of an unlimited number of voting Common Shares and an unlimited number of non-voting Preferred Shares without nominal or par value. As at the date of this Information Circular, there are 7,200,000 Common Shares currently issued and outstanding and no Preferred Shares issued and outstanding. Shareholders of the Record Date are entitled to receive notice of and attend and vote at the Meeting.

Each Shareholder will be entitled to one vote at the Meeting for each Common Share held by them on the Record Date.

Record Date

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof is March 9, 2018 (the “Record Date”).

Only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. To the extent a Shareholder transfers the ownership of any of its Common Shares after the Record Date and the transferee of those Common Shares establishes that it owns such Common Shares and requests, at least ten days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the directors and executive officers of the Corporation, no person or company, other than those listed below, beneficially owns, or controls or directs, directly or indirectly, 10% or more of the voting rights attached to all the issued and outstanding Common Shares as at the date of this Information Circular.

Number and Percentage of Common Shares Beneficially
Name of Shareholder	Owned, or Controlled or Directed, Directly or Indirectly(1)

Daniel Lanskey	1,000,000 Common Shares
(15.09%)

Power Family Holdings Pty. Ltd. (2)	1,000,000 Common Shares
(15.09%)

Note:
(1)	Percentage of Common Shares beneficially owned is calculated based on an aggregate of 7,200,000 Common Shares outstanding as of the Record Date.
(2)	The principal shareholder of Power Family Holdings Pty. Ltd. is Peter Power.

Quorum

Under the by-laws of the Corporation, a quorum of Shareholders is present at a meeting if at least two (2) persons are present in person, each of whom is entitled to vote at the Meeting, and who hold or represent by proxy in the aggregate of not less than 5% of the outstanding shares of the Corporation entitled to vote at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors of the Corporation.

Certain directors and officers of the Corporation hold Options (as defined herein). At the Meeting, Shareholders will be asked to approve and adopt an ordinary resolution relating to the renewal and approval of the Option Plan (as defined herein). See “Matters to be Considered at the Meeting – Approval of the Stock Option Plan”.

MATTERS TO BE CONSIDERED AT THE MEETING

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting.

A.	ORDINARY BUSINESS

1.	Financial Statements

At the Meeting, the audited annual financial statements of the Corporation for the financial year ended June 30, 2017, together with the notes and the report of the independent auditors thereon (the “Financial Statements”) will be presented, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

2.	Fixing Number of Directors

The Board presently consists of three (3) directors, each of whose term expires at the Meeting. Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution fixing the number of directors to be elected at the Meeting at three (3).

Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote IN FAVOUR of the ordinary resolution fixing the number of directors to be elected at the Meeting at three. In order to be effective, the ordinary resolution must be passed by not less than a majority of the votes cast by Shareholders who are present in person or by proxy at the Meeting.

3.	Election of Directors

At the Meeting, Shareholders will be asked to elect the three (3) nominees set forth in the table below as directors of the Corporation to hold office until the next annual meeting of the Corporation or until his successor is duly elected, unless this office is earlier vacated in accordance with the by-laws of the Corporation. Each director nomine will be elected on an individual basis and not as a member of a slate.

The following table sets forth a brief description of the nominees, including the name and city and province of residence of each of the nominees, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each nominee exercises control or direction, the period served as director and the principal occupation of each nominee as of the date hereof. The information contained herein is based upon information furnished by the respective nominees.

			Common Shares
			Beneficially
			Owned, or
Name and Province or			Controlled or
State and Country of			Directed, Directly
Residence	Director Since	Principal Occupation for Past Five Years	or Indirectly(1)

Daniel Lanskey Terranora, AU	November 3, 2016	President, CEO, CFO and Secretary-Treasurer of Needle since November 2016. Prior thereto he was the founding Managing Director of Austex Oil Limited and Executive Vice President of Leader Energy Services Ltd. from June 2011 until February 2015. He was previously Managing Director of Raya Group Limited and Non-Executive Chairman of Pryme Energy Limited.	1,000,000

Douglas Osrow Las Vegas, NV	November 3, 2016	Chief Financial Officer of Remark Media, Inc. since October 2013. Prior thereto, he was Chief Financial Officer of Paragon Gaming Corporation. Previous to that, he worked as a Vice-President in the investment banking division of Citadel Securities, and as a Senior Analyst at Hawkeye Capital Management.	500,000

Common Shares
Beneficially
Owned, or
Name and Province or			Controlled or
State and Country of			Directed, Directly
Residence	Director Since	Principal Occupation for Past Five Years	or Indirectly(1)

Robb McNaughton Alberta, Canada	June 6, 2016

Mr. McNaughton has been a partner in the Securities and Capital Markets Group at the law firm Borden Ladner Gervais LLP since July 2013. From March 2010 to July 2013, Mr. McNaughton was a partner in the corporate finance group at the law firm Gowling Lafleur Henderson LLP. Previously to this, Mr. McNaughton was a lawyer and partner with Fraser Milner Casgrain LLP (currently Dentons LLP). Mr. McNaughton worked from September 2002 to November 2003 as the Vice-President of Strategy and Corporate Operations at Assante Corporation, which was a financial services company formerly listed on the Toronto Stock Exchange that was sold to CI Financial in 2003.

500,000(2)

Notes:
(1)

Information respecting the number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the date of this Information Circular has been furnished to the Corporation by the above named individuals.

(2)

Common shares are held by Aoi Maru Corp. Robb McNaughton is a director and officer of Aoi Maru Corp., a company incorporated under the laws of Alberta, and is the beneficial holder of 100% of the common shares (voting) of Aoi Maru Corp.

Unless otherwise directed, it is the intention of the Management Designees to vote IN FAVOUR of the election of the nominees set forth in the table above as directors of the Corporation. In order to be effective, the ordinary resolution in respect of the election of each nominee director must be passed by not less than a majority of the votes cast by Shareholders who vote in respect of this ordinary resolution.

Cease Trade Orders

To the knowledge of the Corporation, no proposed director of the Corporation (nor any personal holding company of any of such persons) is, as at the date of this Information Circular, or has been within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that while such person was acting in that capacity, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

Bankruptcies

To the knowledge of the Corporation, other than as set out below, no proposed director has been, and has not within the past 10 years, been a director or executive officer of any company, including the Corporation, that, while he was acting in such capacity, or within a year of him ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or has, within the past 10 years, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. McNaughton was a director of Brevia Energy Inc. which was a private oil and gas company incorporated and active in Alberta, Canada and filed for receivership in February of 2016.

Penalties and Sanctions

None of those persons who are proposed directors of the Corporation have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Background – The Qualifying Transaction

As announced in the press release of the Corporation dated February 16,2018 (a copy of which is available under the Corporation’s profile on SEDAR, at www.sedar.com), the Corporation has entered into a letter of intent dated February 12, 2018 (the “Letter of Intent”) with The Flowr Corporation (“Flowr”), a private company incorporated and existing under the laws of Ontario, pursuant to which, the Corporation has agreed, subject to the satisfaction of certain conditions, to enter into a proposed business combination with Flowr, structured as a plan of arrangement, amalgamation, three-cornered amalgamation or such other alternative structure to be determined having regard to relevant tax, securities and other factors, to ultimately form the Resulting Issuer (the Flowr Transaction”). It is intended that the proposed business combination will constitute the “Qualifying Transaction” of the Corporation as such term is defined in the policies of the Exchange.

4.	Conditional Election of Directors

At the Meeting, Shareholders will be asked to elect, conditional upon and effective as of the Corporation’s Completion of the Flowr Transaction, six (6) nominees of Flowr set forth in the table below (the “Additional Nominees”) as a directors of the Corporation to hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed (the “Conditional Election”). Management of the Corporation believes that the Conditional Election, if approved by Shareholders, will reduce the expenses incurred by the Corporation when completing the Flowr Transaction. If the Corporation completes the Flowr Transaction, the current directors of the Corporation shall resign effective immediately and the Corporation’s board of directors (the “Resulting Issuer Board”) shall be comprised of the six (6) Additional Nominees.

The following table sets forth a brief background regarding the Additional Nominees. The information contained herein is based upon information furnished by the respective nominees.

Common Shares
Name and Province or			Beneficially Owned, or
State and Country of			Controlled or Directed,
Residence	Director Since	Principal Occupation for Past Five Years	Directly or Indirectly

David Towill Kelowna, British Columbia, Canada	Proposed Director	Managing Partner, Thomas Butler LLP, Barristers & Solicitors.	Nil

Lyle Oberg Kelowna, British Columbia, Canada	Proposed Director	Chief Policy Medical Officer, The Flowr Corporation since May 2017. Prior thereto, Mr. Oberg was self-employed.	Nil

Thomas Flow Kelowna, British Columbia, Canada	Proposed Director

President, The Flowr Corporation since December 2017. Prior thereto, Mr. Flow was president of Flowco Holdings from June 2016 until December 2017. From May 2015 to May 2016, he was President of New World Cannabis and from January 2013 to April 2015, he was the Chief Operating Officer of MedReleaf.

Nil

Anthony Giorgi Stouffville, Ontario, Canada	Proposed Director

Chief Executive Officer, the Flowr Corporation. Mr. Giorgi has been employed by The Flowr Corporation since September 2017. Prior thereto, he worked at Scalar Decisions Inc. from March 2016 to September 2017. Between October 2012 and March 2016, he worked at K2 Digital Inc.

Nil

David Miller Bernardsville, New Jersey, USA	Proposed Director	Chief Financial Officer, Apple Core Hotels Inc. and General Counsel and Chief Financial Officer, Apple Core Holdings, LLC. since 1997.	Nil

Steve Klein Port Washington, New York, USA	Proposed Director	Chief Executive Officer, New Generation Management Corp., Chief Executive Officer, Apple Core Holdings, LLC and Chief Executive Officer Apple Hotels, Inc. since 1992	Nil

Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the election of the Additional Nominees as directors of the Corporation conditional upon, and effective as of the Completion of the Qualifying Transaction. In order to be effective, the ordinary resolution in respect of the election of each nominee director must be passed by not less than a majority of the votes cast by Shareholders who vote in respect of this ordinary resolution.

Cease Trade Orders

To the knowledge of the Corporation, none of the Additional Nominees (or any personal holding company of an Additional Nominee) are, as at the date of this Information Circular, and have not been within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that while he was acting in that capacity, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or after he ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while he was acting in such capacity.

Bankruptcies

To the knowledge of the Corporation, other than as set out below, none of the Additional Nominees are, and have not within the past 10 years, been a director or executive officer of any company, including the Corporation, that, while he was acting in such capacity, or within a year of him ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or has, within the past 10 years, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Thomas Flow was previously declared bankrupt. On January 7, 2012, he was discharged pursuant to subsection 168.1(1) of the Bankruptcy and Insolvency Act, (Canada) from all debts, except those matters referred to in subsection 178(1) of the Bankruptcy and Insolvency Act, (Canada).

Penalties and Sanctions

To the knowledge of the Corporation, none of the Additional Nominees (or any personal holding company of an Additional Nominee) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority nor has he entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

5.	Appointment of Auditors

At the Meeting, Shareholders will be asked to approve an ordinary resolution to approve the reappointment of, as auditors of the Corporation, MNP LLP Chartered Accountants of Calgary, Alberta (“MNP”) at a remuneration to be fixed by the Board and to hold such office until the next annual meeting of Shareholders or until MNP is removed from office or resigns. MNP LLP was first appointed auditors of the Corporation on November 3, 2016.

Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote IN FAVOUR of the ordinary resolution to approve MNP as auditors of the Corporation for the ensuing year and to authorize the Board to fix the remuneration paid to the auditors. In order to be effective, the ordinary resolution must be passed by not less than a majority of the votes cast by Shareholders who are vote in respect of this ordinary resolution.

B.	SPECIAL BUSINESS

1.	Approval of the Stock Option Plan

The Corporation has adopted an incentive stock option plan (the “Option Plan”), substantially in the form attached hereto as Schedule “A”, which provides that the Board may from time to time, in its discretion, and in accordance with the requirements of the TSX Venture Exchange (the “TSXV”) (or the NEX, as the case may be), grant to directors, officers, employees and consultants to the Corporation, non-transferable options (“Options”) to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed ten percent (10%) of the issued and outstanding Common Shares. However, other than in connection with a “Qualifying Transaction”, as such term is defined in the policies of the TSXV, during the time that the Corporation is a capital pool company (“CPC”), the aggregate number of Common Shares issuable upon exercise of all Options granted under the Option Plan shall not exceed ten percent (10%) of the Common Shares of the Corporation issued and outstanding at the closing of the Corporation’s initial public offering. Such Options will be exercisable for a period of up to ten (10) years from the date of grant, subject to extension in certain circumstances where the expiry date occurs within a “blackout period”. In connection with the foregoing, the number of Common Shares reserved for issuance to: (i) any individual will not exceed five per cent (5%) of the Common Shares issued and outstanding at the closing of the Corporation’s initial public offering; and (ii) all consultants will not exceed two percent (2%) of the Common Shares issued and outstanding at the closing of the Corporation’s initial public offering. In addition, the Option Plan provides that: (i) no more than five per cent (5%) of the issued shares of the Corporation will be granted to any individual in any twelve (12) month period; (ii) no more than two per cent (2%) of the issued shares of the Corporation will be granted to any one consultant in any twelve (12) month period; and (iii) no more than an aggregate of two per cent (2%) of the issued shares of the Corporation will be granted to an employee conducting investor relations activities in any twelve (12) month period.

The Corporation, as long as it is a CPC, will not grant Options to any person providing investor relations activities, promotional or market-making services. In the event that a director, officer, technical consultant or employee does not continue on with the Corporation following completion of its Qualifying Transaction, options must be exercised within the greater of twelve (12) months after the completion of a Qualifying Transaction and ninety (90) days following cessation of the optionee’s position with the Corporation, provided that if the cessation of office, employment, directorship, or consulting arrangement was by reason of death, the Option may be exercised within a maximum period of one year after such death, subject to the expiry date of such Option. Any Common Shares acquired pursuant to the exercise of Options under the Option Plan prior to completion of a Qualifying Transaction must be deposited in escrow and will be subject to escrow until the final TSXV bulletin is issued.

As of the date hereof, employees, consultants, directors and officers hold in aggregate 720,000 options to acquire Common Shares pursuant to the Option Plan. As of the date hereof there are nil options to purchase Common Shares currently available for future grants.

Pursuant to the policies of the TSXV, stock option plans which reserve for issuance up to ten per cent (10%) of a listed company’s shares must be approved annually by shareholders of the listed corporation. This approval is being sought at the Meeting. At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve, with or without variation, an ordinary resolution approving the Option Plan. The text of the ordinary resolution which management intends to place before the Meeting for the approval of the Option Plan is as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the shareholders of The Needle Capital Corp. (the “Corporation”) that:

1.

the stock option plan of the Corporation, substantially in the form attached as Schedule “A” to the management information circular of the Corporation dated March 9, 2018 (the “Option Plan”), be and is hereby approved and adopted as the stock option plan of the Corporation;

2.

the form of the Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, including the TSXV without requiring further approval of the shareholders of the Corporation; and

3.

any one director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

The foregoing ordinary resolution must be approved by a simple majority of the votes cast at the Meeting by the Shareholders voting in person or by proxy. Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the ordinary resolution approving the Option Plan for the ensuing year.

2.	Change of the Name of the Corporation

The Corporation is currently a Capital Pool Company (“CPC”). In the event the Corporation completes a Qualifying Transaction (as such term is defined in the policies of the TSXV), including without limitation the Flowr Transaction, prior to the next annual and special meeting of Shareholders and in connection therewith desires to change the name of the Corporation, management of the Corporation has requested the Shareholders to consider, and, if deemed advisable, to approve, with or without variation, a special resolution (being a resolution passed by not less than two thirds (2/3) of the votes cast by those Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting) to change the name of the Corporation to “The Flowr Corporation” or such other name acceptable to the registrar, the TSXV (or the NEX, as the case may be) and as the Board determine is appropriate (the “Name Change”).

As outlined in the resolution below, the new name of the Corporation will be determined by the Board. Even if approved by the Shareholders, the Board may determine not to proceed with the Name Change at its discretion.

The text of the special resolution which management intends to place before the Meeting for the approval of the Name Change is as follows:

“BE IT HEREBY RESOLVED as a special resolution of the shareholders of The Needle Capital Corp. (the “Corporation”) that:

1.

The change of the name of the Corporation to “The Flowr Corporation” or such other name acceptable to the TSXV (or the NEX, as the case may be) and as the directors of the Corporation in their sole discretion determine is appropriate is authorized and approved.

2.

Any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to execute, deliver and file all such documents and to take all such other action(s) as may be deemed necessary or desirable for the implementation of this special resolution and any matters contemplated thereby.

3.

The directors of the Corporation are hereby authorized and granted with absolute discretion to abandon the change of name of the Corporation at any time without further approval, ratification or confirmation by the shareholders of the Corporation.”

The requisite regulatory approvals for the Name Change, including the approvals of the TSXV (or the NEX, as the case may be), will not be sought by the Corporation until after the Board decides to implement the Name Change resolution. There can be no assurance that the applicable TSXV or NEX approvals will be obtained.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the special resolution approving the Name Change. In order to be effective, the foregoing special resolution must be approved by at least two thirds of the votes cast at the Meeting by the Shareholders voting in person or by proxy.

3.	Approval of Proposed Consolidation

At the Meeting, the Shareholders will be asked to approve a special resolution (being a resolution passed by not less than two-thirds (2/3) of the votes cast by those Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting) approving a consolidation of the outstanding Common Shares of the Corporation on the basis of up to one (1) post-Consolidation Common Share for every thirty (30) pre-Consolidation Common Shares (the “Consolidation”) that are outstanding prior to the effective date, pursuant to subsection 173(1)(f) of the Business Corporations Act (Alberta).

As outlined in the resolution below, the final ratio of post-Consolidation Common Shares that are issued in exchange for pre-Consolidation Common Shares will be determined by the Board. Even if approved by the Shareholders, the Board may determine not to proceed with the Consolidation at its discretion.

The text of the special resolution which management intends to place before the Meeting to approve the Consolidation is as follows:

“BE IT HEREBY RESOLVED as a special resolution of the shareholders of The Needle Capital Corp. (the “Corporation”) that:

1.

the Corporation be and is hereby authorized to consolidate the issued and outstanding common shares in the share capital of the Corporation (“Common Shares”) on the basis of one (1) Common Share, for up to a maximum of every thirty (30) issued and outstanding Common Shares in the capital of the Corporation (the “Consolidation”). Such Consolidation may be affected at any time until the next annual meeting of shareholders of the Corporation;

2.

no fractional Common Shares shall be issued in connection with the Consolidation. Where the Consolidation would otherwise result in a shareholder of the Corporation being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such Shareholder shall be rounded up to the next greater whole number of Commons Shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Common Shares held by a beneficial holder shall be aggregated.

3.

any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to execute, deliver and file all such documents and to take all such other action(s) as may be deemed necessary or desirable for the implementation of this resolution and any matters contemplated thereby; and

4.

the directors of the Corporation are hereby authorized and granted with absolute discretion and without further approval of the shareholders, to revoke and rescind the foregoing resolution before it is acted upon.”

The requisite regulatory approvals for the Consolidation, including the approvals of the TSXV, will not be sought by the Corporation until after the Board decides to implement the Consolidation resolution. There can be no assurance that the applicable TSXV approvals will be obtained.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the special resolution approving the Consolidation. In order to be effective, the foregoing special resolution must be approved by at least two thirds of the votes cast at the Meeting by the Shareholders voting in person or by proxy.

Effect of Consolidation

The Consolidation will not materially affect any Shareholders’ percentage ownership in the Corporation, although such ownership will be represented by a smaller number of post-Consolidation Common Shares. If the Consolidation is approved and given effect, the number of Common Shares outstanding will be a minimum of 240,000 Common Shares, or such amount depending on the final Consolidation ratio agreed to by the Board. The Consolidation will lead to an increase in the number of Shareholders who will hold “odd lots”; that is, a number of shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a “board lot”. Nonetheless, the Board believes the Consolidation is in the best interest of all Shareholders despite the potential increased cost to Shareholders in transferring odd lots of post-Consolidation Common Shares.

Fractional Shares

If the Consolidation is implemented, fractional post-Consolidation Common Shares will not be issued to Shareholders. Where the Consolidation would otherwise result in a Shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such holder of Common Shares shall be rounded up to the next greater whole number of Common Share if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Common Shares held by a beneficial holder shall be aggregated.

Implementation of Consolidation

The Consolidation is conditional upon the Corporation obtaining final approval of the TSXV. The Corporation expects to meet the TSXV requirements but, in the event that it does not receive final approval of the TSXV, the Corporation would not proceed with the Consolidation. The Consolidation resolution authorizes the Board not to proceed with the Consolidation, without further approval of the Shareholders, at any time.

As soon as practicable after the Consolidation becomes effective, Shareholders will be notified that the Consolidation has been effected. The Corporation expects that its Transfer Agent will act as exchange agent for purposes of implementing the exchange of share certificates.

Following the filing by the Corporation of articles of amendment implementing the Name Change and Consolidation (assuming that the special resolutions approving the Name Change and Consolidation are passed at the Meeting), all Common Shares held by Shareholders will be consolidated without any further action required by Shareholders. Upon completion of the Name Change and Consolidation, the number of Common Shares outstanding will be so adjusted on the Corporation’s register of Common Shares maintained by the Transfer Agent, and registered Shareholders will receive a share certificate or a statement prepared by the Transfer Agent pursuant to its direct registration system (a “DRS Advice Statement”) evidencing the post-Consolidation Common Shares to which such Shareholder is entitled. Beneficial Shareholders holding their Common Shares through an Intermediary should note that such banks, brokers or other nominees may have various procedures for processing the Name Change and Consolidation. Beneficial Shareholders will not receive a share certificate or DRS Advice Statement from the Transfer Agent upon completion from the Name Change and Consolidation. If a Beneficial Shareholder has any questions in this regard, the Beneficial Shareholder is encouraged to contact its nominee.

4.	The Continuance

The Corporation is currently governed by the Business Corporations Act (Alberta) (“ABCA”). Management of the Corporation is proposing to move the Corporation’s governing jurisdiction. Accordingly, the Corporation intends to apply for the discontinuance of the Corporation from the Province of Alberta and for the continuance of the Corporation under the ABCA to the Province of Ontario (the “Continuance”). At the Meeting, Shareholders will be asked to pass a special resolution, the text of which is set out below, authorizing the board of directors, in its sole discretion, to continue the Corporation from the Province of Alberta into the Province of Ontario. The Continuance, if approved, will change the legal domicile of the Corporation and will affect certain rights of the Shareholders as they currently exist under the ABCA. Accordingly, Shareholders should consult their own independent legal advisors regarding implications of the Continuance which may be of particular importance to them.

If the special resolution approving the Continuance (the “Continuance Resolution”) is approved at the Meeting, it would give the Board of Directors authority to implement the Continuance. Notwithstanding approval of the proposed Continuance by Shareholders, the Board of Directors, in its sole discretion, may revoke the special resolution and abandon the Continuance without further approval or action by or prior notice to Shareholders.

Reasons for the Continuance

In connection with the Qualifying Transaction, the board of directors of the Corporation has determined that, subject to completion of a Qualifying Transaction, including without limitation the Flowr Transaction, it is in the best interests of the Corporation to be governed by the Business Corporations Act (Ontario) (the “OBCA”). Furthermore, upon completion of the Qualifying Transaction certain directors of the Corporation shall reside in Ontario.

Procedure to Effect Continuance

In order to effect the Continuance, the following steps must be taken:

(a)

the shareholders must approve the Continuance Resolution at the Meeting, authorizing the Corporation to, among other things, file an application for continuance (the “Articles of Continuance”) with the Director appointed under the OBCA (the “Director”) requesting that the Corporation be continued as if it had been incorporated under the OBCA;

(b)

the Registrar of Corporations under the ABCA (the “Alberta Registrar”) must consent to the proposed Continuance under the OBCA, upon being satisfied that the Continuance is effected in compliance with section 191 of the ABCA;

(c)	the Corporation must file a notice of continuance with the Alberta Registrar, who will then issue a certificate of discontinuance; and

(d)	on the date shown on the certificate of discontinuance, the Corporation becomes a corporation under the laws of Ontario as if it had been incorporated under the laws of the Province of Ontario.

Effect of the Continuance

Assuming that the Continuance Resolution is approved at the Meeting, it is expected that the Articles of Continuance will be filed with the Director and the procedures outlined above will begin approximately 24 hours prior to the completion of the Qualifying Transaction, as determined by the Board in its sole discretion, in order to give effect to the Continuance.

If the Continuance is approved by Shareholders and implemented by the Board of Directors, the Corporation shall apply to and file all necessary documentation with the Registrar of Corporations under the ABCA for an authorization to continue into the Province of Ontario. Immediately following the receipt of the Registrar’s authorization, the Corporation shall apply for a certificate of continuance and file articles of continuance under the OBCA to continue the Corporation into Ontario. The articles of continuance will constitute the governing instrument of the continued Corporation under the OBCA and the certificate of continuance issued by the Director under the OBCA will be deemed to be the certificate of incorporation of the continued Corporation.

In connection with the Continuance, the existing articles and by-laws of the Corporation will be repealed and the Corporation will adopt articles and by-laws which are suitable for an Ontario corporation, but which in all material respects are similar to the current constating documents of the Corporation. The proposed by-laws of the Corporation have been attached hereto as Schedule “C”.

The Continuance, if approved, will effect a change in the legal domicile of the Corporation on the effective date thereof to the Province of Ontario, but the Corporation will not change its business or operations as a result of the Continuance.

As of the effective date of the Continuance, the election, duties, resignations and removal of the Corporation's directors and officers shall be governed by the OBCA and the Corporation will no longer be subject to the corporate governance provisions of the ABCA.

By operation of law applicable under the laws of the Province of Ontario, as of the effective date of the Continuance:

(a)	the property of the Corporation prior to the Continuance continues to be the property of the Corporation;

(b)	the Corporation continues to be subject to all liabilities, including civil, criminal and quasi- criminal, and all contracts, disabilities and debts prior to the Continuance;

(c)	a conviction against, or ruling, order or judgement in favour of or against, the Corporation prior to the Continuance may be enforce by or against the Corporation; and

(d)	any civil action commenced by or against the Corporation prior to the Continuance is unaffected.

Certain Corporate Differences Between the ABCA and the OBCA

The following is a summary only of certain differences and similarities between the OBCA, the statute that will govern the corporate affairs of the Corporation upon the Continuance, and the ABCA, the statute which currently governs the corporate affairs of the Corporation.

In approving the Continuance, the shareholders will be approving the adoption of the Articles of Continuance and will be agreeing to hold securities in a corporation governed by the OBCA. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of shareholders after giving effect to the Continuance. In exercising their vote, shareholders should consider the distinctions between the OBCA and the ABCA, only some of which are outlined below.

Notwithstanding the alteration of shareholders' rights and obligations under the OBCA and the proposed Continuance, the Corporation will still be bound by the rules and policies of the TSXV, the British Columbia Securities Commission and the Alberta Securities Commission, as well as any other applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuance. The following is a summary only. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of the differences between them.

Constating Documents

Under the ABCA, the constating documents consist of “articles”, which set forth the name of the Corporation and the amount and type of authorized capital and “bylaws”, which govern the management of the Corporation. The articles are filed with the Registrar of Alberta. Under the OBCA, the Corporation has “articles”, which set forth the name of the Corporation and the numbers and classes of authorized shares of the corporation, and a “by-law”, which governs the general management of the Corporation. The articles are filed with the Director; the by-law is not required to be filed with the Director but a copy is maintained at the Corporation's registered office.

Amendments to the Constating Documents of the Corporation

The OBCA and ABCA both require a two-thirds majority vote to make substantive changes to the Corporation's constating documents.

Other fundamental changes pursuant to both the OBCA and ABCA, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a meeting of the shareholders of the Corporation and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Sale of the Corporation's Undertaking

Under the OBCA and ABCA, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two-thirds of the votes entitled to vote upon a sale, lease or exchange of all or substantially all of the property of the corporation, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the Corporation carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The OBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by shareholders at the fair value of such shares. The dissent right is applicable where the corporation proposes to: (a) amend its articles to add, change or remove any restriction on the issue, transfer or ownership of shares of a particular class or series, or to add, change or remove any restriction on the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; (b) continue under the laws of another jurisdiction; (c) sell, lease or exchange all or substantially all of its property; (d) amalgamate with another corporation under sections 175 and 176 of the OBCA; and (e) sell, lease or exchange all or substantially all its property under subsection 184(3) of the OBCA.

The ABCA provides a substantially similar right. See “The Continuance - Rights of Dissent to the Continuance” for a description of a shareholder's right to dissent to the Continuance.

Oppression Remedies

Under the OBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer. The ABCA provides a substantially similar right.

Shareholder Derivative Actions

Under the OBCA, an officer, shareholder, director, former shareholder, former director and former officer of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action, may apply to the court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The ABCA provides a substantially similar right.

Requisition of Meetings

The ABCA provides that one or more shareholders of a corporation holding at least 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The OBCA also provides a substantially similar right.

Form of Proxy and Information Circular for Reporting Companies

Under the ABCA, management of a reporting issuer must provide a form of proxy to each shareholder concurrently with giving notice of a meeting of shareholders. Management must also send an information circular in prescribed form if proxies are solicited by or on behalf of management. Reporting issuers governed by the ABCA must also comply with applicable securities legislation. For reporting issuers incorporated under the OBCA, these requirements are governed by both the OBCA and any applicable securities legislation.

Indemnification

The OBCA allows a corporation to indemnify a director or former director or officer or former officer of a corporation or its affiliates against all liability and expenses reasonably incurred by him or her in a proceeding to which he or she is made party by reason of being or having been a director or officer if he or she acted honestly and in good faith with a view to the best interests of the corporation and, in cases where an action is or was substantially successful on the merits of his or her defence of the action or proceeding against him or her in his capacity as a director or officer. The ABCA also provides a similar right.

Giving Financial Assistance

The ABCA provides that a corporation may give financial assistance to any person for any purpose, subject to certain disclosure obligations. Under the OBCA there are no such disclosure obligations.

Place of Meetings

Under the ABCA, meetings of shareholders must be held at the place within Alberta provided in the bylaws or in the absence of such provision, at the place within Alberta that the directors determine. Notwithstanding the foregoing, a meeting of shareholders may be held outside of Alberta if all of the shareholders entitled to vote at that meeting agree. However, if the articles so provide, meetings of shareholders may be held outside of Alberta. The Corporation's articles currently provide that meetings of the Corporation may be held outside of Alberta or electronically.

The OBCA provides that meetings of shareholders may be held at such place within or outside of Ontario as the directors determine.

Directors

The OBCA provides that an offering corporation must have at least three directors, at least one third of whom are not officers or employees of the corporation or its affiliates. There is a 25% Canadian residency requirement for directors of an Ontario corporation, unless the corporation has fewer than four directors in which case at least one director is required to be a resident Canadian.

The ABCA provides that a distributing company must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. There is also a requirement that at least 25% of the directors of an Alberta corporation be resident Canadians.

Rights of Dissent to the Continuance

Shareholders are entitled to dissent in respect of the Continuance in accordance with section 191 of the ABCA. Strict compliance with the provisions of section 191 is required in order to exercise the right to dissent. Provided the Continuance becomes effective, each dissenting shareholder will be entitled to be paid the fair value of his, her or its Common Shares in respect of which such shareholder dissents in accordance with section 191 of the ABCA. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other Intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent.

Accordingly, a beneficial owner of Common Shares desiring to exercise his, her or its right to dissent must make arrangements for the Common Shares beneficially owned by such person to be registered in his, her or its name, or, alternatively, make arrangements for the registered holder of his, her or its Common Shares to dissent on his, her or its behalf. See Schedule D to this Information Circular for the full text of section 191.

In order to be effective, a written notice of objection to the Continuance Resolution must be received by the President of the Corporation prior to the commencement of the Meeting, or at the Meeting. The registered address of the Corporation for such purpose is 1900-520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3; Attention: Robb McNaughton. The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her Common Shares. The complete dissent provisions of the ABCA are set forth in Schedule D to this Information Circular. The ABCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholder's legal advisor.

The Board may elect not to proceed with the transactions contemplated in the Continuance Resolution if any notices of dissent are received.

Approval of the Continuance

At the Meeting, the shareholders will be asked to pass, without or without variation, the Continuance Resolution, the text of which is set out below, authorizing the Board, in its sole discretion, to continue the Corporation into the Province of Ontario under the provisions of the OBCA. The text of the Continuance Resolution that management intends to present at the Meeting is as follows:

“BE IT HEREBY RESOLVED as a special resolution of the shareholders of The Needle Capital Corp. (the “Corporation”) that:

1.

The Corporation be authorized to make application to the Registrar of Corporations of Alberta for the issuance of a consent to file Articles of Continuance with the Director of the Business Corporations Act (Ontario) (the "OBCA") to continue the Corporation as if it had been incorporated under the OBCA, and to make application to the Registrar of Corporations of Alberta for the issuance of a Certificate of Discontinuance;

2.	The Corporation be authorized to file Articles of Continuance with the Director of the OBCA to continue the Corporation under the OBCA;

3.

Subject to such continuance and the issue of such Certificate of Discontinuance and without affecting the validity of the Corporation and existence of the Corporation by or under its articles and of any act done thereunder, its articles are hereby amended to make all changes necessary to conform to the requirements of the OBCA;

4.	Effective upon the issuance of the Certificate of Continuance, the By-laws of the Corporation attached as Schedule “C” to the Information Circular is hereby adopted and approved;

5.

Any one officer or director of the Corporation is authorized and directed to do and perform all things, including the execution of documents, which may be necessary or desirable to give effect to the foregoing resolution; and

6.

Notwithstanding that this special resolution has been duly passed by the Shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this special resolution at any time before it is acted on and to determine not to proceed with the continuance of the Corporation under the OBCA without further approval of the Shareholders of the Corporation.”

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the special resolution approving the Continuance. In order to be effective, the foregoing special resolution must be approved by at least two thirds of the votes cast at the Meeting by the Shareholders voting in person or by proxy.

5.	Other Business

Management is not aware of any other matters to come before the Meeting, other than those set out in the Notice of Meeting. If other matters come before the Meeting, it is the intention of the management designees named in the instrument of proxy to vote the same in accordance with their best judgment in such matters.

EXECUTIVE COMPENSATION

Director and Named Executive Officer Compensation, Excluding Securities

Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” of the Corporation for the two most recently completed financial years. The Corporation is currently a capital pool company (“CPC”) (as such term is defined in the policies of the TSXV) and until the Corporation completes a Qualifying Transaction (as such term is defined in the policies of the TSXV), no compensation of any kind may be provided to the Corporation’s directors or officers, directly or indirectly, by any means, including payment of salary, other than compensation that may be provided by way of options to purchase Common Shares in the Corporation pursuant to the Option Plan, a copy of which is attached hereto as Schedule “A”.

Daniel Lanskey (the “Named Executive Officer”) was appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary-Treasurer of the Corporation effective November 3, 2016. As at the date hereof, the Named Executive Officer has not received any salary, share-based awards, non-equity incentive plan compensation, pension value or other compensation other than Option-based awards from the Corporation.

Stock Options and Other Compensation Securities

Securities legislation requires the disclosure of compensation securities received during the Corporation’s most recently completed financial year for the directors of the Corporation and the Named Executive Officer, namely Daniel Lanskey, President, Chief Executive Officer, Chief Financial Officer and Secretary-Treasurer. No compensation securities were granted or issued to the Corporation’s Named Executive Officer or directors by the Corporation during the most recently completed financial year.

On June 30, 2017, being the last day of the most recently completed financial year: (i) Douglas Osrow held a total of 240,000 stock options and 500,000 Common Shares; (ii) Daniel Lanskey held a total of 240,000 stock options and 1,000,000 Common Shares; and (iii) Robb McNaughton held 240,000 stock options and, through Aoi Maru Corp., held 500,000 Common Shares.

Stock Option Plans and Other Incentive Plans

The Corporation has established an Option Plan for its directors, officers, employees and consultants which was previously approved by the Shareholders. The number of authorized but unissued Common Shares that may be subject to options granted to optionees under the Option Plan shall not exceed 10% of the Common Shares issued and outstanding on the date of grant. Rolling 10% stock options plans such as the Option Plan require annual shareholder approval. As of the date hereof: (i) the Corporation has 720,000 outstanding stock options issued under the Option Plan, all of which have vested; and (ii) the Corporation currently has no options available for further issuance under the Option Plan.

Oversight and Description of Director and Named Executive Officer Compensation

The Board as a whole is responsible for determining the overall strategy of the Corporation and administering the Corporation’s executive compensation program. The Corporation chooses to issue Options to maintain a competitive position in the CPC marketplace and because it is the only permissible form of compensation that may be awarded to its directors and officers while it is a CPC.

The objective and purpose of any Option reward is to encourage the Corporation’s officers and directors to find a Qualifying Transaction that is in the best interest of the Shareholders. If a Qualifying Transaction is not successfully completed, or if one is completed that does not increase the value of the Common Shares during the term of the Option, the directors and officers will receive no benefit, or very little benefit, from any Options.

With respect to the grant of Options, the Chief Executive Officer of the Corporation recommends to the Board the individual equity incentive awards for each executive officer and director. The Board then takes these recommendations into consideration when making final decisions on compensation for those executive officers. The Board does not use formulas or benchmarks for each grant, but is restricted by the policies of the TSXV and the terms of the Option Plan in how many Options it may grant. Options under the Option Plan are awarded to executive officers by the Board based upon the level of responsibility and contribution of the individuals towards the Corporation’s goals and objectives. Previous grants of Options to a particular individual will be taken into account when considering future grants of Options to that particular individual.

Following the completion of a Qualifying Transaction by the Corporation, if any, it is anticipated that the Corporation will pay compensation to its directors and officers in accordance with industry standards, depending on the nature and size of the particular business that the Corporation acquires in connection with any Qualifying Transaction that it may complete.

Pension Plan Benefits

As at June 30, 2017, the Corporation did not provide a defined benefit plan or actuarial plan for its employees, officers or directors.

Equity Compensation Plan Information

The following table sets forth information in respect of securities authorized for issuance under the Corporation’s equity compensation plans as at June 30, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected herein)
Equity compensation plans approved by securityholders(1)(2)	720,000(2)	$0.10(2)	Nil(1) (3)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	720,000(1) (2)	$0.10(1) (2)	Nil(1) (3)

Notes:
(1)	The Option Plan is a “rolling” stock option plan which reserves for issuance a maximum of 10% of the issued and outstanding Common Shares at the time of the Option grant.
(2)

On September 15, 2017, upon completion of the Corporation’s initial public offering, the Corporation granted 720,000 Options to directors and officers of the Corporation with an exercise price of $0.10 per Common Share.

(3)	The Corporation currently has no Options available for further issuance under the Option Plan.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Corporation. The Corporation believes that effective corporate governance improves corporate performance and benefits all of its Shareholders. The following statement of corporate governance practices sets out the Board’s review of the Corporation’s governance practices relative to National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines.

Board of Directors

The Board, which is responsible for supervising the management of the business and affairs of the Corporation, is currently comprised of three (3) directors. Following the Meeting, it is anticipated that there will be three (3) directors, of which two (2) are independent, as such term is defined in NI 58-101 and one (1) of which is independent as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). The independent director is Douglas Osrow. Robb McNaughton is not independent for purposes of NI 52-110 by virtue of being a partner of a law firm in an advisory capacity to the Corporation. Daniel Lanskey, the President, Chief Executive Officer, Chief Financial Officer and Secretary-Treasurer is not independent by virtue of him being a member of the Corporation’s management or a related party thereto.

Other Reporting Issuer Experience

Certain of the Corporation’s directors or nominee directors are currently directors or have served as directors of officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director,
Officer or Promoter	Name of Reporting Issuer	Exchange	Position	Term

Daniel Lanskey	Austex Oil Limited	ASX	Managing Director	April 2006 to July 2014

	Raya Group Limited	ASX	Managing Director	September 2014 to November 2016

	Pryme Energy Limited	ASX	Non-Executive Director	September 2015 to February 2016

Douglas Osrow	Remark Media	NASDAQ	Chief Financial Officer	October 2013 to present

Robb McNaugton	Assante Corporation	TSX	VP – Strategy and Corporate Operations	September 2002 to November 2003

	Metropolitan Mining Inc.	TSXV	Director	March 2011 to July 2011

	Richmond Row Capital Corp.	TSXV	Director	November 2010 to August 2012

	eQube Gaming Limited	TSXV	Director	November 2011 to April 2017

	Richmond Road Capital Corp.	NEX	Director	September 2012 to present

	Goldbelt Empires Limited	TSXV	Director	October 2015 to December 2016

	QE2 Acquisition Corp.	TSXV	Director	October 2014 to December 2014

	Global Investments Capital Corp.	TSXV	Director	August 2017 to present

Orientation and Continuing Education of Board Members

The Corporation currently does not have any formal orientation or continuing education programs in place for new directors, as there have been no changes in Board membership since incorporation. At such time as there is a change in the Board, this policy will be reviewed.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict of interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The size of the Board is reviewed annually when the Board considers the number of directors to recommend for election at the annual meeting of Shareholders. The Board takes into account the number of directors required to carry out the Board duties effectively, and to maintain a diversity of view and experience.

Compensation of Directors and Officers

The Board as a whole is responsible for determining the overall compensation strategy of the Corporation and administering the Corporation’s executive compensation program. The Corporation is currently a CPC and until the Corporation completes a Qualifying Transaction, no compensation of any kind may be provided to the Corporation’s directors or officers, directly or indirectly, by any means, including payment of salary, other than compensation that may be provided by way of Options to purchase Common Shares pursuant to the Corporation’s Option Plan.

Other Board Committees

The Board has no standing committees other than the Audit Committee.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board and its Audit Committee, to satisfy itself that the Board, its Audit Committee and its individual directors are performing effectively.

AUDIT COMMITTEE

The following information is provided in accordance with Form 52-110F2 under NI 52-110.

Audit Committee Charter

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting processes of the Corporation and annual external audits of the financial statements. The Audit Committee has formally set out its responsibilities and compensation requirements in fulfilling its oversight in relation to the Corporation’s internal accounting standards and practices, financial information, accounting systems and procedures. The Audit Committee Charter is set forth in Appendix “B” attached hereto.

Composition of the Audit Committee

The Audit Committee of the Board consists of Daniel Lanskey, Douglas Osrow and Robb McNaughton. Douglas Osrow is “Independent” and all members of the Audit Committee are “Financially Literate”, as such terms are defined in NI 52-110. Daniel Lanskey is not considered to be independent within the meaning of NI 52-110 by virtue of being a member of the Corporation’s management or a related party thereto. Robb McNaughton is not independent for purposes of NI 52-110 by virtue of being a partner of a law firm in an advisory capacity to the Corporation.

As a venture issuer, the Corporation is exempt from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

Relevant Education and Experience of Audit Committee Members

Daniel Lanskey

Mr. Lanskey holds a post graduate Business Degree from Griffith University. He has over 15 years’ experience with Public Companies. From 2006 until January 2014 was founding Managing Director of AusTex Oil (ASX: AOK)(TSXV:ATO) (OTCQX: ATXDY), and successfully led AusTex through the acquisition of acreage in Oklahoma’s Mississippian Lime formation and growing the company to $30 million in annual revenue. At AusTex, Mr Lanskey oversaw the IPO on the Australian Securities Exchange and subsequent listing on the OTCQX and TSXV and was integral in all capital raisings undertaken by the Corporation. Prior to the oil and gas industry he was involved - 24 - in the Information Technology industry both in Australia, Asia and North America. He was previously Managing Director of Raya Group Limited (ASX:RYG) and Non-Executive Chairman of Pryme Energy Limited (ASX:PYM). He is currently a director of Australian Securities Company (International) Pty Ltd (Australian Financial Services License 000253224).

Douglas Osrow

Mr. Osrow is the Chief Financial Officer of Remark Media, Inc. since October 2013. Remark is a global digital media company and owns and operates digital media properties. Prior to this, Mr. Osrow served as the Chief Financial Officer of Paragon Gaming Corporation, from September 2011 to October 2013. Previous to that, he worked as a Vice-President in the investment banking division of Citadel Securities, and as a Senior Analyst at Hawkeye Capital Management. Mr. Osrow earned an undergraduate degree from Northwestern University and a Master of Business Administration from The Kellogg School of Management.

Robb McNaughton

Mr. McNaughton has been a partner in the Securities and Capital Markets Group at the law firm Borden Ladner Gervais LLP since July 2013. From March 2010 to July 2013, Mr. McNaughton was a partner in the corporate finance group at the law firm Gowling Lafleur Henderson LLP. Previously to this, Mr. McNaughton was a lawyer and partner with Fraser Milner Casgrain LLP (currently Dentons LLP). Mr. McNaughton worked from September 2002 to November 2003 as the Vice-President of Strategy and Corporate Operations at Assante Corporation, which was a financial services company formerly listed on the Toronto Stock Exchange that was sold to CI Financial in 2003. Mr. McNaughton graduated from Queen’s University with a Bachelor of Arts (Honours) degree in 1991. In 2000, Mr. McNaughton received a Bachelor of Laws degree and a Master of Business Administration degree from the University of Western Ontario’s Faculty of Law and Richard Ivey School of Business.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services under the heading “Accounting Systems, Internal Controls and Procedures” of the Audit Committee Charter of the Corporation which is attached hereto as Schedule “B”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in the last fiscal year is set out below. The Corporation was incorporated on June 1, 2016.

Financial Year
Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

June 30, 2017	$6,000	7,500	Nil	Nil

Notes:
(1)	The Corporation was incorporated on June 1, 2016.

Exemption

As an issuer listed on the TSXV, the Corporation currently relies on the exemption set forth in Section 6.1 of NI 52-110 pertaining to composition of the Audit Committee and reporting obligations under NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee of the Corporation, or any proposed nominee director, or any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate, of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

There are potential conflicts of interest to which all of the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses, including publicly traded corporations, which may be in competition with the search by the Corporation for businesses or assets in order to close a Qualifying Transaction, as such term is defined in the policies of the TSXV. Accordingly, situations may arise where all of the directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act (Alberta).

MANAGEMENT CONTRACTS

The Corporation has no management contracts or other arrangement in place where management functions are performed by a person or company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR website at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s financial statements for the financial year ended June 30, 2017 and the related management’s discussion and analysis. Copies of the Corporation’s financial statements and related management’s discussion and analysis are available on SEDAR at www.sedar.com and will be sent by the Corporation to any Shareholder upon request.

SCHEDULE A

STOCK OPTION PLAN
OF
THE NEEDLE CAPITAL CORP.

STOCK OPTION PLAN OF THE NEEDLE CAPITAL CORP.

1.	Purpose

The purpose of the Stock Option Plan (the “Plan”) of THE NEEDLE CAPITAL CORP., a corporation incorporated under the Business Corporations Act (Alberta) (the “Corporation”) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the “Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.	Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the “Board”). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.	Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

4.	Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of common shares of the Corporation's authorized but unissued common shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

However, other than in connection with a “Qualifying Transaction” (as defined in Policy 2.4 of the Exchange) or otherwise accepted by the TSX Venture Exchange, during the time that the Corporation is a “Capital Pool Company” (as defined in Policy 2.4 of the Exchange), the aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the common shares of the Corporation issued and outstanding at the closing of the Corporation's initial public offering.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.	Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.	Exercise Price

(a)

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced if at least 6 months have elapsed since the later of the date of the commencement of the term, the date the Corporation's shares commenced trading or the date the exercise price was reduced. In the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8.	Number of Optioned Shares

(a)

The number of Shares subject to an option granted to anyone Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)

No single Participant may be granted options to purchase a number of Shares equalling more than 5% of the issued common shares of the Corporation in any twelve month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to anyone consultant of the Corporation (or any of its subsidiaries).

(d)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to persons employed to provide investor relation activities. Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than 1\4 of the options vesting in any 3 month period.

9.	Duration of Option

(a)

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange, being 10 years for the TSX Venture Exchange.

(b)

If any options expire during a period when trading of our securities by certain persons as designated by the Corporation is prohibited (a “Blackout Period”) or within ten business days after the end of a Blackout Period, the term of those options will be extended to ten business days after the end of the Blackout Period, unless such extension is prohibited by any applicable law or the policies of the TSX Venture Exchange.

10.	Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)

Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11.	Ceasing To Be a Director, Officer, Consultant or Employee

(a)

Subject to subsection (b), if a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation.

(b)

If the Participant does not continue to be a director, officer, consultant, employee of the Resulting Issuer upon completion of the Corporation's Qualifying Transaction (as such terms are defined in the policies of the Exchange), the options granted hereunder must be exercised by the Participant within the later of 12 months after completion of the Qualifying Transaction and 90 days after the Participant ceases to become a director, officer, consultant or employee of the Resulting Issuer.

(c)

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.	Death of Participant

Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)	by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	if and to the extent that such Participant was entitled to exercise the Option at the date of his death.

13.	Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until such Shares shall have been issued.

14.	Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.	Adjustments

If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through reorganization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, any adjustments relating to the Shares optioned or issued on exercise of options and the exercise price per Share as set forth in the respective stock option agreements shall be made in accordance to the terms of such agreements.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16.	Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.	Amendment and Termination of Plan

Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including any exchange on which the Common Shares are listed for trading), the Board may at any time, without further action by the shareholders, amend the Plan or any option granted hereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to ensure that options granted hereunder will comply with any provisions respecting stock options in the income tax or other laws in force in any country or jurisdiction of which a person to whom an option has been granted may from time to time be resident or citizen or the Board may at any time, without action by shareholders, terminate the Plan. The Board may not, however, without the consent of the option holder, alter or impair any of the rights or obligations under any option theretofore granted.

18.	Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.	Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

20.	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

SCHEDULE B

AUDIT COMMITTEE CHARTER
OF
THE NEEDLE CAPITAL CORP.

THE NEEDLE CAPITAL CORP.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors (the “Board”) of The Needle Capital Corp. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

(a)	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

(b)	review and appraise the performance of the Company’s external auditor;

(c)	provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board; and

(d)	report regularly to the Board the results of its activities.

2.	Composition

The Committee shall be comprised of a minimum three directors as determined by the Board, a majority of whom shall not be officers or employees of the Company or any of its affiliates. If the Company ceases to be a “venture issuer” (as that term is defined in Multilateral Instrument 52 - 110 – Audit Committees), then all of the members of the Committee shall be free from any material relationship with the Company that, in the opinion of the Board, would interfere with the exercise of their independent judgment as a member of the Committee.

If the Company ceases to be a venture issuer then all members of the Committee shall also have accounting or related financial management expertise. All members of the Committee should have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting or until their successors are duly elected. Unless a chairperson (“Chair”) is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

3.	Meetings

The Committee shall meet a least once quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer of the Company and the external auditor of the Company in separate sessions.

4.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

A.	Documents/Reports Review

(a)	review and update this Audit Committee Charter annually;

(b)

review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditor; and

(c)

review regular summary reports of directors and officers expense account claims at least annually, establish and review approval policies for expense reports and, as required, request audits of expense claims and policies for expense approval and reimbursements. The Chair of the Committee will be responsible for approving the expense reports of the President and the Chief Executive Officer of the Company, and the Chief Executive Officer of the Company will be responsible for approving the expense reports of the directors and officers of the Company.

B.	External Auditor

(a)	review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of the external auditor setting forth all relationships between the external auditor and the Company;

(c)	review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

(d)

take, or recommend that the Board, appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Board the selection and, where applicable, the replacement of the external auditor nominated annually for shareholder approval;

(f)	recommend to the Board the compensation to be paid to the external auditor;

(g)

at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i)	review with management and the external auditor the audit plan for the year-end financial statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditor during the fiscal year in which the non-audit services are provided,

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services, and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

C.	Financial Reporting Processes

(a)	in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b)	consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g)	review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l)

on at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or government agencies.

D.	Authority

(a)	The Committee will have the authority to:

i.	review any related-party transactions;

ii.	engage independent counsel and other advisors as it determines necessary to carry out its duties;

iii.	set and pay compensation for any independent counsel and other advisors employed by the Committee;

iv.	communicate directly with the auditors; and

v.

conduct and authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel and other professionals to assist in the conduct of any investigation.

SCHEDULE C

BY-LAW NO. 1 OF

THE NEEDLE CAPITAL CORP.

C-1

BY-LAW NO. 1

A by-law relating generally to the transaction
of the business and affairs of

THE NEEDLE CAPITAL CORP.
(the "Corporation")

PART 1
INTERPRETATION

Section 1.1           Definitions. In the by-laws of the Corporation, unless the context otherwise requires, capitalized terms used but not defined in this By-Law shall have the meanings attributed to them in the Act, except that:

"Act" means the Business Corporations Act (Ontario), and any statute that may be substituted therefor, as amended, restated or in effect from time to time;

"appoint" includes "elect" and vice versa;

"articles" means the articles of the Corporation as defined in the Act;

"Board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" includes an annual meeting of shareholders or a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"recorded address" means in the case of a shareholder, that person's address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, that individual's latest address as recorded in the records of the Corporation;

"Regulations" means the regulations made under the Act, as amended, restated or in effect from time to time; and

"signing officer" means, in relation to any instrument, any person authorized to sign the instrument on behalf of the Corporation by Section 7.1 or by a resolution passed pursuant thereto.

Section 1.2            Interpretation. Words in the singular include the plural and vice-versa, words in one gender include all genders, and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

Section 1.3            Securities legislation. The provisions of this by-law are subject to applicable securities legislation.

PART 2
MEETINGS OF SHAREHOLDERS

Section 2.1            Annual meeting. Subject to the Act, the annual meeting of shareholders shall be held at such time in each year and, subject to Section 2.3, at such place as the Board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

Section 2.2            Special meetings. The Board, the chairman of the Board or the president shall have the power to call a special meeting of shareholders at any time.

Section 2.3            Place of meetings. Meetings of shareholders shall be held at the registered office of the Corporation or, if the Board shall so determine, at such other place in or outside Ontario.

Section 2.4            Participation by electronic means. If the Corporation chooses to make available a telephonic or electronic facility that permits all participants to communicate adequately with each other during a meeting of shareholders, any shareholder entitled to attend such meeting may participate in the meeting by means of such telephonic or electronic communication facility. A shareholder, who through such means votes at the meeting or establishes a communications link to the meeting is deemed to be present at the meeting. Notwithstanding any other provision of this By-law, any person participating in a meeting of shareholders pursuant to this Part who is entitled to vote at that meeting may vote, in accordance with the Act and the Regulations, by means of any telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

Section 2.5            Notice of meetings. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 6.1 not less than 21 days nor more than 50 days before the date of the meeting, or within such other period as may be provided by the Act or prescribed by the Regulations to each director, to the auditor and to each shareholder entitled to vote at the Meeting.

Section 2.6            Quorum. At any meeting of shareholders (or of the holders of any class or series of shares), the holders present in person or represented by proxy of at least 5% of the outstanding shares of the Corporation (or of such class or series) entitled to be voted at the meeting shall constitute a quorum for the transaction of business. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the holders present in person or represented by proxy of a majority of the shares represented at the meeting may adjourn the meeting to a fixed time and place, but no other business may be transacted.

Section 2.7            Chairman and secretary. The chairman of the Board or, if he is not present, the president of the Corporation or, in the absence of both of them, a vice-president who is a director, shall be the chairman of any meeting of shareholders. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman of the meeting shall appoint an individual, who need not be a shareholder, to act as secretary of the meeting.

Section 2.8            Scrutineers. At any meeting of shareholders, the chairman of the meeting may appoint one or more persons, who may but need not be shareholders, to serve as scrutineers with such duties as the chairman may prescribe.

Section 2.9            Persons entitled to be present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Section 2.10            Votes to govern. At any meeting of shareholders every question shall, unless otherwise required by the articles or the by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or on a ballot or on results of electronic voting, the chairman of the meeting shall not be entitled to a second or casting vote.

Section 2.11            Show of hands. Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. On a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken on a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote on the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders on the question.

PART 3
DIVIDENDS AND RIGHTS

Section 3.1            Dividends. Subject to the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

Section 3.2            Payments of dividends and other distributions. Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder's recorded address, unless the holder otherwise directs. In case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax the Corporation is required to withhold will satisfy and discharge the liability for the payment unless payment is not made upon presentation, if applicable.

Section 3.3            Non-Receipt of payment. In the event of non-receipt of any payment made as contemplated by section 3.2 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

Section 3.4            Record date for dividends and rights. The Board may fix in advance a date, preceding by not more than 50 days, the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date shall be given, not less than 7 days before such record date. Where no record date is fixed so, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

Section 3.5            Unclaimed dividends. Any dividend unclaimed after the expiry of the applicable limitation period shall be forfeited and shall revert to the Corporation.

PART 4
DIRECTORS AND OFFICERS

Section 4.1            Number of Directors. Subject to the articles, the Board shall consist of the number of directors specified in the articles, except that if the articles provide for a minimum and maximum number of directors, the Board shall consist of the number of directors determined from time to time by a special resolution of the shareholders (or, if the directors are empowered by a special resolution to determine the number, by a resolution of the Board) within such minimum and maximum.

Section 4.2            Quorum. Subject to the Act, a quorum for the transaction of business shall be a majority of the number of directors as determined in accordance with Section 4.1. If there is no quorum at a meeting, a majority of the directors present may adjourn the meeting to a fixed time and place, but no other business may be transacted thereat.

Section 4.3            Election and term. The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The election need not be by ballot unless a ballot is demanded by any shareholder or required by the chairman of the meeting. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Section 4.4            Removal of Directors. Subject to the Act, the shareholders may, by ordinary resolution passed at a special meeting, remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the Board.

Section 4.5            First meeting of new Board. Provided a quorum of directors is present, each newly elected Board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

Section 4.6            Regular meetings. Subject to the Act, the Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named.

Section 4.7            Meeting by communication facilities. If all the directors present at or participating in the meeting consent, a meeting of the Board or of a committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means shall be deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board. If a majority of the directors participating in a meeting held under this section are then in Canada, the meeting shall be deemed to have been held in Canada.

Section 4.8            Place of meetings. Meetings of the Board may be held at any place within or outside Ontario.

Section 4.9            Calling of meetings. Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chairman of the Board, the president, a vice-president or any two directors may determine.

Section 4.10            Notice of meeting. Notice of the time and place of each meeting of the Board shall be given to each Director at least 48 hours before the meeting in the manner provided in Section 6.1. A notice of meeting of the Board need not specify the business to be transacted at the meeting except as may be required by the Act.

Section 4.11            Chairman. The chairman of the Board or, if he is not present, the president of the Corporation or, in the absence of both of them, a director designated by the Board shall act as chairman at each meeting of the Board.

Section 4.12            Votes to Govern. At all meetings of the Board every question shall be decided by a majority of the votes cast on the question of those directors entitled to vote. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

Section 4.13            Committees. The Board may from time to time appoint committees composed of directors and/or other persons which may exercise such powers as, subject to any limitations prescribed by the Act, the Board may delegate to them and shall have such other functions as the Board may determine.

Section 4.14            Officers. The Board may from time to time elect or appoint officers of the Corporation and specify the powers and duties of the officers.

PART 5
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS.

Section 5.1            Limitation of liability. No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or on which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on such individual's part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of such individual's office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations or from liability for any breach thereof.

Section 5.2            Indemnity. Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if:

(a)

the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interest of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the individual's conduct was lawful.

Section 5.3            Advance of Costs. The Corporation shall advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 5.2. The individual shall repay the money if the individual does not fulfil the conditions of Section 5.2 or the Act.

Section 5.4            Insurance. Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the Board may from time to time determine.

PART 6
NOTICES

Section 6.1            Method of giving notices. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Regulations, the articles, the bylaws or otherwise to a shareholder, director, officer or member of a committee of the Board or to the auditors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person's recorded address or if mailed to such person at such person's recorded address by prepaid ordinary or air mail or if sent to such person at such person's recorded address by facsimile or if provided to such person by electronic means in accordance with the Electronic Commerce Act, 2002 (Ontario). A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been received by the addressee on the fifth day after mailing; and a notice so provided by electronic means (including by facsimile) shall be deemed to have been sent and received in the manner and at the time specified in the Electronic Commerce Act, 2002 (Ontario). The secretary of the Corporation may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable.

Section 6.2            Notice of joint shareholders. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Section 6.3            Computation of time. In computing the date when notice must be given under any provisions requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

Section 6.4            Undelivered notices. If any notice given to a shareholder pursuant to Section 6.1 is returned on two consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of such shareholder's new address.

Section 6.5            Omissions and errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

PART 7
EXECUTION OF DOCUMENTS

Section 7.1            Execution of documents. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any director or officer. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal (if any) to any instrument. Any signing officer may certify a copy of any instrument, resolution, by-law or other document of the Corporation to be a true copy thereof.

Section 7.2            Execution in counterpart. Any articles, notice, resolution, requisition, statement or other document required or permitted to be executed in several documents of like form each of which is executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document and to bear date as of the date of execution thereof by the last person.

PART 8
EFFECTIVE DATE

Section 8.1            This by-law shall be effective when made by the Board.

PART 9
REPEAL

Section 9.1            Any existing by-law relating generally to the transaction of the business and affairs of the Corporation is repealed provided that such repeal shall not affect the previous operation of such by-law or the validity of any act done or right, privilege, obligation or liability acquired or incurred, under, or the validity of any contract or agreement made pursuant to such by-law before to its repeal.

PASSED by the board on [•] and confirmed by the shareholder in accordance with the Act on [•].

DATED the [•]

Secretary

SCHEDULE D
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder's Right To Dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(c)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(d)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(e)	amalgamate with another corporation, otherwise than under section 184 or 187,

(f)	be continued under the laws of another jurisdiction under section 189, or

(g)	sell, lease or exchange all or substantially all its property under section 190.

(13)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(14)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(15)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(16)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2),

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(17)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(18)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(19)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(20)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(21)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(22)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(23)	In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(24)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(25)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(26)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(27)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(28)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights, as a shareholder by reason of subsection (14) until the date of payment.

(29)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their

(30)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(31)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.